Item 2.         MANAGEMENT'S DISCUSSION OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS


On April 14, 1994 the company's plan of reorganization pursuant to Chapter 11 of the United States Bankruptcy Code became effective (See
Note 2). Upon its plan of reorganization becoming effective the company issued new common stock , warrants to purchase common stock and debt, transferred certain assets to a liquidating subsidiary and its subsidiaries and for accounting purposes adopted fresh-start reporting as of March 31, 1994. As a result, the company's financial statements for the periods ended June 30, 1994 are not comparable to statements for prior periods. Accordingly, the company has not presented information for the six months ended June 30, 1994, since such information requires consolidating statements of the predecessor and successor company. Also affecting comparability are differences in the operating units of the successor company and the predecessor company. The successor company's operations include the Pryor, Oklahoma and Maryneal, Texas cement plants which were previously classified as assets held for sale and were excluded from the predecessor company's results. The successor company's operations exclude the Nazareth, Pennsylvania and Santa Cruz, California cement plants and the Hawaiian Cement and RMC LONESTAR partnerships. These operations, along with certain other assets, have been transferred to Rosebud Holdings, Inc., a liquidating corporation and its subsidiaries. The predecessor company's operations also included a Brazilian joint venture which was sold in September 1993.


Financial Condition

In accordance with the company's plan of reorganization which became effective on April 14, 1994, the company disbursed $200.5 million in cash and issued senior notes in the principal amount of $78.0 million, asset proceed notes with a face value of $138.1 million and 12 million shares of new common stock, (of which 85% of the outstanding common stock of the successor company was distributed to the prepetition creditors).

Holders of preferred stock received their pro rata share of 10.5% of the new common stock and 1,250,000 warrants to purchase common stock. The holders of the company's old common stock received the balance of the new company's common stock and 2,753,333 warrants to purchase common stock. Both preferred stock issues and the old common stock were cancelled upon the effectiveness of the plan.

At the effective date of the plan, Rosebud issued asset proceeds notes in the aggregate principal amount of $138.1 million. The asset proceeds notes bear interest at a rate of 10% per annum payable in cash or in additional asset proceeds notes in semi-annual installments. The asset proceeds notes are to be repaid as Rosebud's assets are disposed of and proceeds, if any, are received in connection with the litigation transferred to Rosebud. All cash proceeds less a $5.0 million cash reserve are to be deposited in a
cash collateral account for distribution to the noteholders.   The
asset proceeds notes mature on July 31, 1997. These notes are guaranteed, in part, by Lone Star. In the event that, at the maturity date, the aggregate amounts of all cash payments of principal and interest on the asset proceeds notes is less than $88.1 million the guarantee is payable in either cash, notes or a combination thereof to cover the shortfall between the actual payments and $88.1 million dollar for dollar plus interest provided however that the amount paid pursuant to the guarantee cannot exceed $28.0 million. The asset proceeds notes are recorded on Lone Star's June 30, 1994 balance sheet at an amount equal to the investment in Rosebud of $116.0 million.

In June 1994, a subsidiary of Rosebud sold all of its interest in a cement plant located in Santa Cruz, California for $33.0 million The net proceeds from the sale, after making provisions for an environmental reserve for landfill and other costs related to the transaction, are being used to redeem a portion of the outstanding asset proceeds notes on a pro rata basis. $31.7 million has been transferred to the collateral agent who will make payments to note holders on August 19, 1994.

In July 1994, Rosebud reached final agreements with all but one insurance carrier involved in litigation related to the reimbursement of defense costs. Rosebud will receive $5.3 million from the insurance carriers involved in the settlements.

As part of the plan, the company's production payment agreement terms were revised as of April 14, 1994. In connection therewith, a new note was issued, with an outstanding principal balance of $21.0 million as of that date, and which bears interest at a rate of either prime or LIBOR plus 1.75% through December 31, 1995 and either prime plus .25% or LIBOR plus 2.5% beginning on January 1, 1996. The principal balance is payable semi-annually through July 31, 1998 in increasing installments.

Upon emergence from Chapter 11, the company entered into a three year $35.0 million revolving credit agreement which is collateralized by inventory, receivables, collection proceeds and certain intangible assets. The company's borrowings under this agreement are limited to 55% of eligible inventory plus 85% of eligible receivables. Advances under the agreement bear interest at a rate of either prime plus 1.25% or LIBOR plus 3%. A fee of .50% per annum is charged on the unused portion of the credit line. There was no outstanding balance at June 30, 1994.

The company's financing agreements contain restrictive covenants which, among other things, restrict the payment of cash dividends.

Upon emergence from its Chapter 11 proceedings, the company issued $78.0 million of ten year senior unsecured notes. The notes bear interest at a rate of 10% per annum.

In accordance with its plan of reorganization, as part of the agreement with the Pension Benefit Guaranty Corporation "(PBGC") the company has granted the PBGC a mortgage on the Oglesby plant, and a security interest in the Kosmos Cement Company partnership, to secure its future pension obligations.

Also upon emergence from Chapter 11 proceedings, the board of directors of the company adopted the Lone Star Management Stock Option Plan ("Management Plan") and the Lone Star Industries, Inc.
Directors' Stock Option Plan ("Directors' Plan). Both of the plans were ratified by the company's shareholders at the 1994 Annual Meeting. Total options authorized for grant are 700,000 and 50,000 under the Management and the Directors' Plans, respectively. In June 1994, 700,000 and 6,000 options were granted under the Management and Directors' Plans, respectively.

In addition, the company adopted fresh-start reporting as of March 31, 1994, including adjustments for bankruptcy related cash transactions through the effective date to properly reflect the company's reorganization. Through the adoption of fresh-start reporting, the company has recorded its assets and liabilities at fair value on March 31, 1994 and as such, balance sheet comparisons to prior periods are not meaningful. A black line has been used to separate the December 31, 1993 and the March 31, 1994 balance sheets to emphasize the fact that the March 31, 1994 balance sheet belongs to reorganized Lone Star, a new reporting entity.

The company operated under the protection of the Bankruptcy Court for the period from December 10, 1990 to April 14, 1994. Pursuant to the provisions of the Bankruptcy Code, the companies which filed Chapter 11 petitions were prohibited from paying claims which arose prior to the filing date outside of a plan of reorganization or without specific bankruptcy court authorization. In addition, during the period the company operated under Chapter 11, it discontinued accruing interest on unsecured pre-petition debt obligations. Also, the company received interest income on its cash balances during this period. However, as a result of the Chapter 11 proceedings, the company incurred substantial professional fees and administrative expenses which partially offset the above financial benefits.

Cash flows from operating activities of $0.8 million in the second quarter of 1994 primarily reflects $6.0 million generated by the cement and ready-mixed concrete operations resulting from increased average selling prices and shipments partly offset by payments of professional fees and administrative expenses of $5.2 million related to the reorganization.

During the second quarter of 1994, the company received $15.9 million from investing activities, primarily representing proceeds from the sale of the Pennsuco cement plant in Florida, partly offset by capital expenditures.

Working capital on June 30, 1994 was $42.8 million, compared to $14.1 million at March 31, 1994. Current assets increased $13.5 million principally due to increased amounts of marketable securities, resulting from the sale of a cement plant in Florida and higher accounts receivable due to seasonal increases, partly offset by decreased inventories and other current assets. Current liabilities decreased $15.1 million primarily due to the payment of Chapter 11 professional fees which were held in escrow pending final approval of the Bankruptcy Court.

The carrying value on the company's books of net assets of the Rosebud liquidating subsidiary increased $4.0 million primarily due to the accretion of assets reflecting the shorter time period used in determining the present value. Notes receivable increased $1.0 million due to the receipt of a new trade note partly offset by collections. Investments in joint ventures increased $1.3 million due to results from the Kosmos Cement Company joint venture. Net property, plant and equipment decreased $20.9 million reflecting the sale of the Pennsuco cement plant in Florida and depreciation, partly offset by capital expenditures. The reorganization value in excess of amounts allocable to identifiable assets has been reduced by the current period's deferred taxes of $4.1 million. The liability for the Rosebud asset proceeds notes increased $4.0 million due to the increase in the present value of the assets. Other liabilities decreased $1.7 million due to the reclassification of certain accruals to current liabilities.

The company is subject to federal, state and local laws, regulations and ordinances pertaining to the quality and protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and sold properties. While it is not possible at this time to assess accurately their expected impact on the company, the capital, operating and other costs of compliance with applicable environmental requirements (currently in effect or likely to be in effect in the future) could be substantial (See Note 18).

In early March 1994, the company, along with other cement companies, received a civil investigative demand from the Atlanta, Georgia Regional Office of the U.S. Department of Justice Antitrust Division. The investigation concerns possible violations of Section 1 of the Sherman Antitrust Act (price fixing and market allocation) by cement sellers on a nationwide basis and seeks company records relating to its cement business. The company has a long-standing policy of complying with the letter and spirit of the antitrust laws and has fully cooperated with the investigation.

In 1989 Lone Star and its subsidiary filed a plenary action in the Maryland Federal District Court, and third party complaints in other actions, against Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc., alleging breach of warranties in connection with the purchase from Northeast Cement Company by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the railroad crosstie litigation proceedings and claiming a fraudulent sale of defective cement. On April 7, 1994 the Fourth Circuit Court of Appeals vacated the judgment of the District Court and remanded the case for a new trial on all issues relating to both liability and damages (See Note 19). The rights to any recovery of damages in this action have been assigned to a subsidiary of Rosebud pursuant to the plan of reorganization.


Results of Operations

Net sales for the three months ended June 30, 1994 were $87.0 million which is $7.0 million greater than sales from comparable operations for the same period of 1993. The favorable sales reflect increased cement and ready-mixed shipments and higher average ready-mixed concrete and cement selling prices. Increased shipments of construction aggregates in the New York Metropolitan Area were offset by decreased shipments from the company's Canadian operations.

Net income for the three months ended June 30, 1994 of $7.9 million, or $0.62 per share, reflects the higher cement and ready-mixed concrete shipments and selling prices combined with reduced selling general and administrative expenses reflecting savings achieved during and after the company's bankruptcy proceeding. Selling, general and administrative expenses for the current quarter include $1.8 million of costs related to other postretirement benefit expenses. Net income for the current quarter also reflects joint venture income of $1.3 million which represents the company's share of earnings from Kosmos Cement Company (See Note 12). Joint venture income for the prior-year period included the company's share of earnings from the RMC LONESTAR and Hawaiian Cement partnerships which were transferred to Rosebud Holdings, Inc. and the company's share of earnings from a Brazilian joint venture which was sold in September 1993. The positive net income for the current period were partly offset by higher interest expense primarily related to the issuance of $78.0 million in senior notes resulting from implementing the plan of reorganization.

The company's operations are seasonal and, consequently the interim results are not necessarily indicative of the results to be expected for a full year.


In future years, first quarter results are expected to reflect losses, (which may be significant) due to the impact of the winter months on construction activity, particularly at the company's northern operations, plant production curtailments at plants to perform annual maintenance, and higher costs associated with the annual maintenance. Historically, for accounting purposes planned capacity variances during a fiscal year were deferred in the first quarter and recognized during the last nine months. These deferred costs in 1994 totaling $8.4 million were written of as part of the revaluation of assets in accordance with fresh-start reporting. Beginning in 1995, due to a change in the company's accounting policies, these costs will be expensed as incurred and will primarily impact first quarter results of the year in which they occur (See Note 15).